SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq.	John J. Poetker, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario M5K 1J5 (416) 777-4700	Borden Ladner Gervais LLP 1000 Canterra Tower 400 Third Avenue S.W. Calgary, Alberta T2P 4H2 (403) 232-9500

     This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on June 19, 2006 by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (the “Offeror”), which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
     The Schedule TO relates to the offer by Canadian Superior to purchase all of the issued and outstanding common shares (including the common shares that become outstanding upon the exercise of options to acquire common shares) of Canada Southern, at a price per share of:
     (a)   Cdn$2.50, in cash; and
     (b)   2.75 Canadian Superior common shares.
     The offer is subject to the terms and conditions set forth in the Offer and Circular dated June 16, 2006 (the “Offer and Circular”) and the related Letter of Transmittal, copies of which were filed as exhibits to the Schedule TO.
Item 12.   Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

4.1	Press release of Canadian Superior, dated June 19, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on June 20, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2006	CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.
	By:	/s/ Ross A. Jones
		Name:	Ross A. Jones
		Title:	Chief Financial Officer

CANADIAN SUPERIOR ENERGY INC.
By:	/s/ Ross A. Jones
	Name:	Ross A. Jones
	Title:	Chief Financial Officer